Quarterly Investor Update



Fiscal 2Q 2016

October 25, 2016

www.sprint.com/investors

TABLE
of contents

"We took another step forward in our plan toward sustainable profitability and cash generation with this quarter's results. The top line is now growing, we continue to take costs out of the business, and we are successfully raising money at materially lower rates to reduce our future cash interest expenses."

Marcelo Claure (CEO)

2QFY16 | Customer Metrics

Postpaid Phone Gross Adds	Postpaid Phone Net Adds	Postpaid Phone Churn
Increased nearly **20%** year-over-year	**Increased** by **5X** year-over-year	**Best-Ever** at **1.37%**

2QFY16 | Financial Metrics

Net Operating Revenues	Adjusted Free Cash Flow	Operating Expenses
Grew year-over-year for the first time in over two years	nearly **$1.2B** in the first half of fiscal year 2016	**More than $1.1B** of year-to-date reductions in CoS and SG&A

Total
Connections^



2QFY15 | **3QFY15** | **4QFY15** | **1QFY16** | **2QFY16**

Net Additions (in Thousands) —O— End of Period (In Millions)

Sprint ended the quarter with nearly **60.2 million connections**, including 31.3 million postpaid, 13.5 million prepaid, and 15.4 million wholesale and affiliate connections.

The company had **740,000 net additions^** in the current quarter compared with 377,000 in the prior quarter and 1.1 million in the year-ago period.

The company has added nearly **2.1 million net additions^** over the last four quarters.

Postpaid net additions^ were 344,000 during the quarter compared to 378,000 in the year-ago period and 180,000 in the prior quarter. The year-over-year decline was driven by tablet net losses in the current quarter, partially offset by higher phone net additions. The sequential increase was primarily driven by higher phone gross additions as well as lower postpaid phone churn.

Postpaid Net Adds^
In Thousands



Postpaid Total Churn and Postpaid Phone Churn^



—O— Postpaid Phone Churn   —O— Postpaid Total Churn

Postpaid Phone Churn
1.37%
Best Ever

Postpaid phone churn^ of 1.37 percent, once again a record low, compared to 1.49 percent in the year-ago period and 1.39 percent in the prior quarter. The year-over-year improvement was driven by continued focus on the quality of customers and improving the network experience. Sequentially, network improvements more than offset seasonal pressure.

Postpaid churn^ of 1.52 percent for the current quarter decreased from 1.54 percent in the year-ago period and 1.56 percent in the prior quarter. Year-over-year, lower phone churn was offset by higher tablet churn related to fewer promotional offers. The reduction in churn from the prior quarter was due to lower phone churn more than offsetting seasonal pressure.

^ indicates results specific to Sprint Platform

Postpaid phone net additions^ of 347,000 compared to net additions of 62,000 in the year-ago period and 173,000 in the prior quarter. Both the year-over-year and sequential improvements were primarily driven by higher gross additions combined with lower churn. This quarter was the fifth consecutive quarter of positive phone net additions and the company ended the quarter with 25.7 million phone connections.

Postpaid Phone Net Adds ^

In Thousands



Tablet net losses^ were 50,000 in the quarter compared to net additions of 228,000 in the year-ago period and net losses of 31,000 in the prior quarter. The year-over-year decline was due to lower gross additions and higher tablet churn rates as the company continues to focus on growing phone connections. The company ended the quarter with 3.0 million tablet connections.

Postpaid Connections^

In Millions

■ Phones   ■ Tablets   ■ Other Devices



^ indicates results specific to Sprint Platform

Average postpaid subscribers per account^ of 2.74 at quarter end compared to 2.70 in the year-ago period and 2.73 in the prior quarter. The growth has been driven by higher phones per account, partially offset by recent tablet pressure.



Average Postpaid Subscribers per Account^

| 2.70 | 2.72 | 2.72 | 2.73 | 2.74 |
| 2QFY15 | 3QFY15 | 4QFY15 | 1QFY16 | 2QFY16 |

Prepaid net losses^ of 427,000 during the quarter compared to 188,000 in the year-ago period and 331,000 in the prior quarter. The year-over-year increase in net losses was mostly due to the Assurance brand, as the company continues to emphasize higher value contribution brands such as Boost and Virgin Mobile. The sequential increase was mostly related to less aggressive Boost offers designed to improve profitability.

Prepaid churn^ was 5.63 percent compared to 5.06 percent for the year-ago period and 5.55 percent for the prior quarter. The year-over-year increase was primarily due to higher churn in the company's Assurance brand.

Wholesale & affiliate^ net additions were 823,000 in the quarter compared to 866,000 in the year-ago period and 528,000 in the prior quarter. Connected devices represented the majority of the net additions.

^ indicates results specific to Sprint Platform

Retail sales^ were 6.8 million during the quarter compared to 7.5 million in the year-ago period and 6.5 million in the prior quarter. Lower postpaid upgrade volumes and prepaid gross additions were the biggest drivers of the year-over-year decline, while seasonally higher postpaid upgrade rates impacted the sequential change.



Retail Sales^
In Millions

Postpaid / Prepaid

Postpaid Tri-band Phones as a Percentage of Phone Connections ^



Postpaid tri-band LTE phones^ represented 78 percent of the 25.7 million ending postpaid phone connection base compared to 54 percent at the end of the year-ago period and 73 percent at the end of the prior quarter. During the quarter, 94 percent of postpaid phones sold were tri-band.

Postpaid smartphones^ represented 93 percent of the ending postpaid phone connection base compared to 90 percent at the end of the year-ago period and 93 percent at the end of the prior quarter. During the quarter, 98 percent of postpaid phones sold were smartphones.

Postpaid carrier aggregation capable phones^, which allow for higher data speeds, were 75 percent of postpaid phones sold during the quarter, increasing the number of these phones within the phone base to 42 percent.

^ indicates results specific to Sprint Platform

Postpaid phone customers on unsubsidized service plans^ represented 67 percent of the base at the end of the quarter, compared to 51 percent in the year-ago period and 64 percent in the prior quarter.


Postpaid Phone Customers on Unsubsidized Service Plans^
51%
57%
61%
64%
67%
2QFY15
3QFY15
4QFY15
1QFY16
2QFY16


Postpaid Device Financing^
Lease Percentage of Sales
Installment Percentage of Sales
Lease and Installment Percentage of Phone Sales
72%
71%
71%
75%
78%
64%
65%
63%
69%
73%
51%
55%
45%
44%
39%
13%
10%
18%
25%
34%
2QFY15
3QFY15
4QFY15
1QFY16
2QFY16

Postpaid device financing take rate^ was 73 percent of postpaid sales for the quarter (39 percent on leasing and 34 percent on installment plans) compared to 64 percent for the year-ago period and 69 percent in the prior quarter.

Postpaid phone financing take rate^ was 78 percent of phone sales for the quarter compared to 72 percent for the year-ago period and 75 percent in the prior quarter.

Postpaid upgrade rate^ was 6.4 percent during the quarter compared to 7.8 percent for the year-ago period and 5.4 percent for the prior quarter. The year-over-year decline was driven by a lower percentage of the overall base being eligible for an upgrade. The sequential increase was driven by normal seasonality combined with the iPhone 7 launch.

^ indicates results specific to Sprint Platform

Sprint aims to unlock the value of the **largest spectrum holdings in the U.S.** by densifying and optimizing its network to provide customers the best experience. The company's LTE Plus Network, which combines a rich tri-band spectrum portfolio with the LTE Advanced features of carrier aggregation and antenna beamforming, has been deployed across the country. Third party sources, along with record low postpaid phone churn, continue to validate the network improvements.







Network Reliability Improvement Trend
< 1%
2014 D1
2014 D2
2014 D3
2015 D1
2015 D2
2015 D3
2016 D1
Latest Drive
AT&T
Sprint
T-Mobile
Verizon

- Sprint ranked second for wireless network quality performance in five out of six geographic regions of the U.S. according to J.D. Power, a leader in independent industry benchmark studies, in its 2016 Wireless Network Quality Performance Study – Volume 2.
- Sprint's LTE Plus Network continued to outperform Verizon, AT&T, and T-Mobile by delivering the fastest LTE download speeds based on recent crowd-sourced data from Nielsen.[1] Additionally, Sprint's reliability beat T-Mobile and performed within 1 percent of AT&T and Verizon.[2]
- Independent mobile analytics firm RootMetrics® awarded Sprint 52 percent more first or shared first place RootScore® Awards (from 90 to 137) in the 70 markets measured in the second half of 2016 compared to the prior testing period.[3]

52%
90
137
1H 2016
2H 2016

Sprint's LTE Plus Network is now available in more than 250 markets and the company has started to deploy three-channel carrier aggregation in such markets as Chicago, San Francisco, Minneapolis, Dallas, Denver, Kansas City, Cleveland, and Columbus. These deployments will provide peak download speeds of more than 200Mbps on capable devices when available. The company currently has 10 three-channel carrier aggregation capable devices, including the recently launched iPhone 7 and Samsung Galaxy S7.

[1] Sprint's analysis of Nielsen NMP data for average LTE download speeds, based on a population weighted average of all 99 Sprint markets in the U.S.

[2] Average network reliability (voice & data) based on Sprint's analysis of Nielsen drive test data in the top 106 metro markets.

[3] Rankings based on RootMetrics 70 Metro RootScore Reports (January-October 2016) for mobile performance as tested on best available plans and devices on 4 mobile networks across all available network types. Your experience may vary. The RootMetrics awards are not an endorsement of Sprint. Visit www.rootmetrics.com.

^ indicates results specific to Sprint Platform



Net Operating Revenues
Dollars In Billions

$8.0	$8.1	$8.1	$8.0	$8.2
2QFY15	3QFY15	4QFY15	1QFY16	2QFY16

Net operating revenues of $8.2 billion for the quarter were up $272 million year-over-year and $235 million sequentially, as higher equipment revenue was partially offset by lower wireless and wireline service revenue. The growth in equipment revenue both year-over-year and sequentially was primarily driven by higher leasing revenue and more installment billing sales.

Wireless service revenue of $6.0 billion declined $404 million year-over-year and $84 million sequentially. The year-over-year and sequential decreases were driven by lower postpaid phone Average Revenue Per User (ARPU)^, as customers continued to migrate to rate plans offered in conjunction with device financing, partially offset by growth in the postpaid phone customer base. Lower prepaid revenues related to customer losses also impacted year-over-year and sequential service revenue.

Wireline revenues of $521 million for the quarter declined $88 million year-over-year and $24 million sequentially. The year-over-year and sequential declines were primarily driven by lower voice rates and volumes as the company continues to de-emphasize certain voice services.

Postpaid phone Average Billings Per User (ABPU)^* of $71.69 for the quarter increased nearly 2 percent year-over-year and was relatively flat sequentially. The year-over-year increase was primarily related to higher billings associated with equipment, partially offset by a shift to service plans offered in conjunction with device financing options.


Postpaid Phone Average Billings Per User (ABPU)^*
Service
Equipment
$70.62
$70.99
$71.53
$72.17
$71.69
2QFY15
3QFY15
4QFY15
1QFY16
2QFY16


Postpaid Average Billings Per Account (ABPA)^*
Service
Equipment
$166.26
$167.11
$168.49
$170.56
$170.29
2QFY15
3QFY15
4QFY15
1QFY16
2QFY16

Increased
2%
Year-Over-Year

Postpaid Average Billings Per Account (ABPA)^* of $170.29 for the quarter increased 2 percent year-over-year and was flat sequentially. The year-over-year increase was due to higher equipment billings, in addition to growth in lines per account, partially offset by service plans offered in conjunction with device financing options.

Prepaid Average Revenue Per User (ARPU)^ of $27.31 for the quarter decreased 1 percent year-over-year and was flat sequentially.

^ indicates results specific to Sprint Platform

Cost of services (COS) of $2.1 billion for the quarter decreased $352 million year-over-year and was flat sequentially. The year-over-year decrease was primarily driven by lower wireless roaming expenses including impacts from the NTelos transaction, the shutdown of the WiMax network, and lower wireline costs, consistent with our decision to de-emphasize certain voice services. Sequentially, savings in wireline and wireless network costs were offset by seasonally higher service and repair and roaming expenses.

Cost of Services
Dollars In Billions



Nearly $600M
Reduction
Year-Over-Year
COS and SG&A

Selling, General, and Administrative
Dollars In Billions



Selling, general and administrative expenses (SG&A) of $2.0 billion for the quarter decreased by $229 million year-over-year and increased $78 million sequentially. The year-over-year reduction came from several areas of the business, including marketing, information technology, and customer care expenses. The sequential increase was driven by seasonally higher wireless selling expenses and higher bad debt expense related to an increase in installment billing sales, as more bad debt expense is recognized at the point of sale relative to the leasing model.

^ indicates results specific to Sprint Platform

Cost of products of $1.7 billion for the quarter increased $403 million year-over-year and $274 million sequentially. The year-over-year increase is mostly due to lease payments associated with the first sale-leaseback transaction with Mobile Leasing Solutions, LLC (MLS) and fewer leased sales. The sequential increase was primarily due to seasonally higher postpaid sales combined with a lower mix of leasing.

Cost of Products
Dollars In Billions



Depreciation and Amortization
Dollars In Billions

- Amortization
- Leased Devices
- Network and Other Depreciation



Depreciation and amortization expense of $2.0 billion for the quarter increased $238 million year-over-year and $14 million sequentially. The year-over-year and sequential increases were primarily related to depreciation of devices associated with our leasing options. Leased device depreciation was $724 million in the quarter, $420 million in the prior year, and $644 million in the prior quarter. Due to its off-balance sheet treatment, devices sold in the first transaction with MLS no longer recognize device depreciation and lease payments associated with the devices are recognized in cost of products. Depreciation expense will continue to be recognized on devices sold in the second MLS transaction due to its on-balance sheet treatment.

Other, net expense of negative $145 million for the quarter included a pre-tax non-cash gain of $354 million related to spectrum swaps with other carriers that was partially offset by $103 million in litigation and other contingency expenses, as well as $111 million of loss on leased devices, with only the latter impacting Adjusted EBITDA*.



Adjusted EBITDA*
Dollars In Billions

2QFY15	3QFY15	4QFY15	1QFY16	2QFY16
$2.0	$1.9	$2.2	$2.5	$2.3

Adjusted EBITDA* was $2.3 billion for the quarter, compared to $2.0 billion in the year-ago period and $2.5 billion in the prior quarter. The year-over-year improvement was primarily due to higher operating revenues and lower cost of services and SG&A expenses, partially offset by higher cost of products expenses. The sequential decline was mostly due to higher cost of products and bad debt expenses associated with higher installment billing sales, partially offset by higher operating revenues.

Operating income of $622 million compared to an operating loss of $2 million in the year-ago period and operating income of $361 million in the prior quarter. The current quarter included a pre-tax non-cash gain of $354 million related to spectrum swaps with other carriers that was partially offset by $103 million in litigation and other contingency expenses. The year-ago period included $267 million of items primarily related to litigation and other contingencies expense and network asset dispositions, while the prior quarter was impacted by $129 million of items, primarily related to contract termination charges associated with the pre-existing wholesale arrangement with Ntelos Holding Corp. Adjusting for items in each period, operating income would have improved by approximately $100 million year-over-year and declined approximately $125 million sequentially.

Net loss of $142 million for the quarter compared to a loss of $585 million in the year-ago period and $302 million in the prior quarter. Adjusting for the after-tax impacts of the aforementioned items, the year-over-year and sequential changes in net losses were directionally in line with the operating income changes.

Adjusted Free Cash Flow *
Dollars In Millions



($100)	$339	$603	$466	$707
2QFY15	3QFY15	4QFY15	1QFY16	2QFY16

Cash provided by operating activities of $1.7 billion for the quarter compared to $1.7 billion in the year-ago period and $542 million in the prior quarter. Year-over-year, the $39 million improvement was driven by improvements in Adjusted EBITDA* that were offset by unfavorable changes in working capital. The $1.2 billion sequential increase was primarily due to favorable working capital changes.

Adjusted free cash flow* of positive $707 million for the quarter compared to negative $100 million in the year-ago period and positive $466 million in the prior quarter. The $807 million improvement from the prior year was mostly driven by lower capital spending and expense reductions. The $241 million sequential increase was driven by favorable changes to working capital, partially offset by lower net proceeds from device financings. During the quarter, the company made net repayments of $184 million related to device financing and sales of future lease receivables.

Cash capital expenditures were $828 million in the quarter compared to $1.7 billion in the year-ago period and $878 million in the prior quarter. Capital expenditures for leased devices were $358 million in the current quarter compared to $573 million in the year-ago quarter and $405 million in the prior quarter. The year-over-year declines in spending was primarily driven by lower network capital expenditures, while the sequential decline was related to leased devices.


Liquidity and Debt
Dollars In Billions
$12.4
$1.1
$2.5
$0.1
$3.0
$5.7
$11.3 of General Purpose Liquidity
$6.5
$4.6
Liquidity as of 09/30/16
Current Maturities**
Cash, Cash Equiv, Short-Term Investments
Revolver
Unsecured Financing Facility
Vendor Financing
Receivables/Device Financing
Note Maturities
Network Equipment Financing
** Includes maturities due through Sept. 2017

Total liquidity was $11.3 billion at the end of the quarter, including $5.7 billion of cash, cash equivalents and short-term investments. Additionally, the company also has $1.1 billion of availability under vendor financing agreements that can be used toward the purchase of 2.5GHz network equipment.

On October 20th, the company priced $3.5 billion of spectrum-backed senior secured notes at 3.36 percent, which is less than half of the company's current effective interest rate. This transaction represents the latest example of Sprint's strategy to diversify its sources of financing, lower its cost of capital, and reduce future interest expenses by retiring upcoming maturities with higher coupon payments. In conjunction with closing of the spectrum-backed notes, which is expected on October 27th, the company's $2.5 billion unsecured financing facility will terminate.

Adjusted EBITDA*	Operating Income	Cash Capex	Adjusted Free Cash Flow*
			
$9.5 billion to $10 billion	**$1.2 billion to $1.7 billion**	less than **$3 billion**, excluding devices leased through indirect channels	**around break even**

Wireless Operating Statistics (Unaudited)

		Quarter To Date			Year To Date	
		9/30/16	6/30/16	9/30/15	9/30/16	9/30/15
Sprint platform [1]:						
Net additions (losses) (in thousands)						
Postpaid		344	180	378	524	688
Prepaid		(427)	(331)	(188)	(758)	(554)
Wholesale and affiliate		823	528	866	1,351	1,597
Total Sprint platform wireless net additions		**740**	**377**	**1,056**	**1,117**	**1,731**
End of period connections (in thousands)						
Postpaid [d]		31,289	30,945	30,394	31,289	30,394
Prepaid [d]		13,547	13,974	15,152	13,547	15,152
Wholesale and affiliate [d]		15,357	14,534	12,322	15,357	12,322
Total Sprint platform end of period connections		**60,193**	**59,453**	**57,868**	**60,193**	**57,868**
Churn						
Postpaid		1.52%	1.56%	1.54%	1.54%	1.55%
Prepaid		5.63%	5.55%	5.06%	5.59%	5.07%
Supplemental data - connected devices						
End of period connections (in thousands)						
Retail postpaid		1,874	1,822	1,576	1,874	1,576
Wholesale and affiliate		9,951	9,244	7,338	9,951	7,338
Total		**11,825**	**11,066**	**8,914**	**11,825**	**8,914**
Supplemental data - total company						
End of period connections (in thousands)						
Sprint platform [1][d]		60,193	59,453	57,868	60,193	57,868
Transactions [2]		-	-	710	-	710
Total		**60,193**	**59,453**	**58,578**	**60,193**	**58,578**
Sprint platform ARPU [1] [a]						
Postpaid	$	50.54 $	51.54 $	53.99 $	51.04 $	54.73
Prepaid	$	27.31 $	27.34 $	27.66 $	27.32 $	27.73
Sprint platform postpaid phone						
Postpaid phone net additions		347	173	62	520	50
Postpaid phone end of period connections [d]		25,669	25,322	24,928	25,669	24,928
Postpaid phone churn		1.37%	1.39%	1.49%	1.38%	1.49%

NON-GAAP RECONCILIATION - ABPA*, POSTPAID PHONE ARPU AND ABPU* (Unaudited)

(Millions, except accounts, connections, ABPA*, ARPU, and ABPU*)

		Quarter To Date			Year To Date	
		9/30/16	6/30/16	9/30/15	9/30/16	9/30/15
Sprint platform ABPA* [1]						
Postpaid service revenue	$	4,720 $	4,778 $	4,893 $	9,498 $	9,857
Add: Installment plan billings		274	264	305	538	603
Add: Lease revenue		811	755	389	1,566	645
Total for Sprint platform postpaid connections	$	**5,805** $	**5,797** $	**5,587** $	**11,602** $	**11,105**
Sprint platform postpaid accounts (in thousands)		11,363	11,329	11,197	11,346	11,186
Sprint platform postpaid ABPA* [b]	$	170.29 $	170.56 $	166.26 $	170.43 $	165.45

		Quarter To Date			Year To Date	
		9/30/16	6/30/16	9/30/15	9/30/16	9/30/15
Sprint platform postpaid phone ARPU and ABPU* [1]						
Postpaid phone service revenue	$	4,441 $	4,489 $	4,608 $	8,930 $	9,290
Add: Installment plan billings		248	243	286	491	568
Add: Lease revenue		797	741	379	1,538	628
Total for Sprint platform postpaid phone connections	$	**5,486** $	**5,473** $	**5,273** $	**10,959** $	**10,486**
Sprint platform postpaid average phone connections (in thousands)		25,514	25,275	24,886	25,394	24,871
Sprint platform postpaid phone ARPU [a]	$	58.03 $	59.20 $	61.71 $	58.61 $	62.25
Sprint platform postpaid phone ABPU* [c]	$	71.69 $	72.17 $	70.62 $	71.93 $	70.27

[a] ARPU is calculated by dividing service revenue by the sum of the monthly average number of connections in the applicable service category. Changes in average monthly service revenue reflect connections for either the postpaid or prepaid service category who change rate plans, the level of voice and data usage, the amount of service credits which are offered to connections, plus the net effect of average monthly revenue generated by new connections and deactivating connections. Sprint platform postpaid phone ARPU represents revenues related to our postpaid phone connections.

[b] Sprint platform postpaid ABPA* is calculated by dividing service revenue earned from connections plus installment plan billings and lease revenue by the sum of the monthly average number of accounts during the period.

[c] Sprint platform postpaid phone ABPU* is calculated by dividing postpaid phone service revenue earned from postpaid phone connections plus installment plan billings and lease revenue by the sum of the monthly average number of postpaid phone connections during the period.

[d] As part of the transaction involving Shenandoah Telecommunications Company (Shentel), 186,000 and 92,000 subscribers were transferred in May 2016 from postpaid and prepaid, respectively, to affiliates. An additional 270,000 nTelos' subscribers are now part of our affiliate relationship with Shentel and are being reported in wholesale and affiliate subscribers during the quarter ended June 30, 2016.

Wireless Device Financing Summary (Unaudited)
(Millions, except sales, connections, and sales and connections mix)

	Quarter To Date			Year To Date	
	9/30/16	6/30/16	9/30/15	9/30/16	9/30/15
Postpaid sales (in thousands)	3,747	3,268	4,117	7,015	8,157
Postpaid sales mix					
Subsidy/other	27%	31%	36%	29%	36%
Installment plans	34%	25%	13%	30%	13%
Leasing	39%	44%	51%	41%	51%
Installment plans					
Installment sales financed	$ 745	$ 407	$ 242	$ 1,152	$ 497
Installment billings	274	264	305	538	603
Installments receivables, net	-	-	1,113	-	1,113
Leasing					
Lease revenue	$ 811	$ 755	$ 389	$ 1,566	$ 645
Lease depreciation	724	644	420	1,368	696
Leased device additions:					
Cash paid for capital expenditures - leased devices	$ 358	$ 405	$ 573	$ 763	$ 1,117
Transfers from inventory - leased devices	645	541	742	1,186	1,550
Leased devices in property, plant and equipment, net	$ 3,759	$ 3,766	$ 3,609	$ 3,759	$ 3,609
Leased device net proceeds					
Proceeds from MLS sale	$ -	$ 1,055	$ -	$ 1,055	$ -
Repayments to MLS	(161)	(165)	-	(326)	-
Proceeds from lease securitization	-	-	-	-	-
Repayments of lease securitization	(23)	(75)	-	(98)	-
Net (repayments) proceeds of device financings and sales of future lease receivables	$ (184)	$ 815	$ -	$ 631	$ -

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(Millions, except per share data)

	Quarter To Date			Year To Date	
	9/30/16	6/30/16	9/30/15	9/30/16	9/30/15
Net operating revenues					
Service revenue	$ 6,413	$ 6,516	$ 6,880	$ 12,929	$ 13,917
Equipment revenue	1,834	1,496	1,095	3,330	2,085
Total net operating revenues	**8,247**	**8,012**	**7,975**	**16,259**	**16,002**
Net operating expenses					
Cost of services (exclusive of depreciation and amortization below)	2,101	2,099	2,453	4,200	4,846
Cost of products (exclusive of depreciation and amortization below)	1,693	1,419	1,290	3,112	2,655
Selling, general and administrative	1,995	1,917	2,224	3,912	4,411
Depreciation - network and other	986	1,036	992	2,022	1,957
Depreciation - leased devices	724	644	420	1,368	696
Amortization	271	287	331	558	678
Other, net	(145)	249	267	104	260
Total net operating expenses	7,625	7,651	7,977	15,276	15,503
Operating income (loss)	**622**	**361**	**(2)**	**983**	**499**
Interest expense	(630)	(615)	(542)	(1,245)	(1,084)
Other (expense) income, net	(15)	8	5	(7)	9
Loss before income taxes	**(23)**	**(246)**	**(539)**	**(269)**	**(576)**
Income tax expense	(119)	(56)	(46)	(175)	(29)
Net loss	**$ (142)**	**$ (302)**	**$ (585)**	**$ (444)**	**$ (605)**
Basic and diluted net loss per common share	**$ (0.04)**	**$ (0.08)**	**$ (0.15)**	**$ (0.11)**	**$ (0.15)**
Weighted average common shares outstanding	3,979	3,975	3,969	3,977	3,968
Effective tax rate	**-517.4%**	**-22.8%**	**-8.5%**	**-65.1%**	**-5.0%**

NON-GAAP RECONCILIATION - NET LOSS TO ADJUSTED EBITDA* (Unaudited)

(Millions)

	Quarter To Date			Year To Date	
	9/30/16	6/30/16	9/30/15	9/30/16	9/30/15
Net loss	$ (142)	$ (302)	$ (585)	$ (444)	$ (605)
Income tax expense	119	56	46	175	29
Loss before income taxes	**(23)**	**(246)**	**(539)**	**(269)**	**(576)**
Other expense (income), net	15	(8)	(5)	7	(9)
Interest expense	630	615	542	1,245	1,084
Operating income (loss)	**622**	**361**	**(2)**	**983**	**499**
Depreciation - network and other	986	1,036	992	2,022	1,957
Depreciation - leased devices	724	644	420	1,368	696
Amortization	271	287	331	558	678
EBITDA* [3]	**2,603**	**2,328**	**1,741**	**4,931**	**3,830**
(Gain) loss from asset dispositions and exchanges, net [4]	(354)	-	85	(354)	85
Severance and exit costs [5]	(5)	16	25	11	38
Contract terminations [6]	-	113	-	113	-
Litigation and other contingencies [7]	103	-	157	103	157
Reduction in liability - U.S. Cellular asset acquisition [8]	-	-	-	-	(20)
Adjusted EBITDA* [3]	**$ 2,347**	**$ 2,457**	**$ 2,008**	**$ 4,804**	**$ 4,090**
Adjusted EBITDA margin*	**36.6%**	**37.7%**	**29.2%**	**37.2%**	**29.4%**
Selected items:					
Cash paid for capital expenditures - network and other	$ 470	$ 473	$ 1,162	$ 943	$ 2,964
Cash paid for capital expenditures - leased devices	$ 358	$ 405	$ 573	$ 763	$ 1,117

WIRELESS STATEMENTS OF OPERATIONS (Unaudited)

(Millions)

	Quarter To Date			Year To Date	
	9/30/16	6/30/16	9/30/15	9/30/16	9/30/15
Net operating revenues					
Service revenue					
Sprint platform [1]:					
Postpaid	$ 4,720 $	4,778 $	4,893	$ 9,498 $	9,857
Prepaid	1,129	1,165	1,259	2,294	2,559
Wholesale, affiliate and other	168	158	185	326	366
Total Sprint platform	6,017	6,101	6,337	12,118	12,782
Total transactions [2]	-	-	84	-	189
Total service revenue	6,017	6,101	6,421	12,118	12,971
Equipment revenue	1,834	1,496	1,095	3,330	2,085
Total net operating revenues	**7,851**	**7,597**	**7,516**	**15,448**	**15,056**
Net operating expenses					
Cost of services (exclusive of depreciation and amortization below)	1,793	1,784	2,111	3,577	4,116
Cost of products (exclusive of depreciation and amortization below)	1,693	1,419	1,290	3,112	2,655
Selling, general and administrative	1,931	1,834	2,136	3,765	4,232
Depreciation - network and other	936	985	943	1,921	1,860
Depreciation - leased devices	724	644	420	1,368	696
Amortization	271	287	331	558	678
Other, net	(151)	249	266	98	258
Total net operating expenses	7,197	7,202	7,497	14,399	14,495
Operating income	**$ 654 $**	**395 $**	**19**	**$ 1,049 $**	**561**

WIRELESS NON-GAAP RECONCILIATION (Unaudited)

(Millions)

	Quarter To Date			Year To Date	
	9/30/16	6/30/16	9/30/15	9/30/16	9/30/15
Operating income	$ 654 $	395 $	19	$ 1,049 $	561
(Gain) loss from asset dispositions and exchanges, net [4]	(354)	-	85	(354)	85
Severance and exit costs [5]	(11)	16	24	5	36
Contract terminations [6]	-	113	-	113	-
Litigation and other contingencies [7]	103	-	157	103	157
Reduction in liability - U.S. Cellular asset acquisition [8]	-	-	-	-	(20)
Depreciation - network and other	936	985	943	1,921	1,860
Depreciation - leased devices	724	644	420	1,368	696
Amortization	271	287	331	558	678
Adjusted EBITDA* [3]	**$ 2,323 $**	**2,440 $**	**1,979**	**$ 4,763 $**	**4,053**
Adjusted EBITDA margin*	**38.6%**	**40.0%**	**30.8%**	**39.3%**	**31.2%**
Selected items:					
Cash paid for capital expenditures - network and other	$ 358 $	376 $	1,003	$ 734 $	2,643
Cash paid for capital expenditures - leased devices	$ 358 $	405 $	573	$ 763 $	1,117

WIRELINE STATEMENTS OF OPERATIONS (Unaudited)

(Millions)

	Quarter To Date			Year To Date	
	9/30/16	6/30/16	9/30/15	9/30/16	9/30/15
Net operating revenues					
Voice	$ 172	$ 181	$ 212	$ 353	$ 445
Data	43	43	43	86	92
Internet	288	302	323	590	651
Other	18	19	31	37	51
Total net operating revenues	**521**	**545**	**609**	**1,066**	**1,239**
Net operating expenses					
Costs of services (exclusive of depreciation and amortization below)	436	448	495	884	1,029
Selling, general and administrative	62	78	85	140	172
Depreciation and amortization	48	49	48	97	94
Other, net	7	-	1	7	2
Total net operating expenses	553	575	629	1,128	1,297
Operating loss	$ (32)	$ (30)	$ (20)	$ (62)	$ (58)

WIRELINE NON-GAAP RECONCILIATION (Unaudited)

(Millions)

	Quarter To Date			Year To Date	
	9/30/16	6/30/16	9/30/15	9/30/16	9/30/15
Operating loss	$ (32)	$ (30)	$ (20)	$ (62)	$ (58)
Severance and exit costs [5]	7	-	1	7	2
Depreciation and amortization	48	49	48	97	94
Adjusted EBITDA*	$ 23	$ 19	$ 29	$ 42	$ 38
Adjusted EBITDA margin*	**4.4%**	**3.5%**	**4.8%**	**3.9%**	**3.1%**
Selected items:					
Cash paid for capital expenditures - network and other	$ 31	$ 20	$ 63	$ 51	$ 131

CONDENSED CONSOLIDATED CASH FLOW INFORMATION (Unaudited)**

(Millions)

	Year to Date	
	9/30/16	9/30/15
Operating activities		
Net loss	$ (444)	$ (605)
Depreciation and amortization	3,948	3,331
Provision for losses on accounts receivable	232	278
Share-based and long-term incentive compensation expense	29	40
Deferred income tax expense	157	28
Gains from asset dispositions and exchanges	(354)	-
Amortization of long-term debt premiums, net	(159)	(157)
Loss on disposal of property, plant and equipment	231	85
Contract terminations	96	-
Other changes in assets and liabilities:		
Accounts and notes receivable	(126)	(1,357)
Inventories and other current assets	(892)	(1,025)
Deferred purchase price from sale of receivables	(400)	1,198
Accounts payable and other current liabilities	(195)	(509)
Non-current assets and liabilities, net	(205)	125
Other, net	332	365
Net cash provided by operating activities	**2,250**	**1,797**
Investing activities		
Capital expenditures - network and other	(943)	(2,964)
Capital expenditures - leased devices	(763)	(1,117)
Expenditures relating to FCC licenses	(32)	(45)
Change in short-term investments, net	(1,650)	63
Proceeds from sales of assets and FCC licenses	66	4
Other, net	(36)	(21)
Net cash used in investing activities	**(3,358)**	**(4,080)**
Financing activities		
Proceeds from debt and financings	3,278	434
Repayments of debt, financing and capital lease obligations	(667)	(206)
Debt financing costs	(175)	(1)
Other, net	37	18
Net cash provided by financing activities	**2,473**	**245**
Net increase (decrease) in cash and cash equivalents	**1,365**	**(2,038)**
Cash and cash equivalents, beginning of period	**2,641**	**4,010**
Cash and cash equivalents, end of period	**$ 4,006**	**$ 1,972**

RECONCILIATION TO CONSOLIDATED FREE CASH FLOW* (NON-GAAP) (Unaudited)

(Millions)

	Quarter To Date			Year to Date	
	9/30/16	6/30/16	9/30/15	9/30/16	9/30/15
Net cash provided by operating activities	$ 1,708	$ 542	$ 1,669	$ 2,250	$ 1,797
Capital expenditures - network and other	(470)	(473)	(1,162)	(943)	(2,964)
Capital expenditures - leased devices	(358)	(405)	(573)	(763)	(1,117)
Expenditures relating to FCC licenses, net	(17)	(15)	(19)	(32)	(45)
Proceeds from sales of assets and FCC licenses	39	27	3	66	4
Other investing activities, net	(11)	(25)	(18)	(36)	(21)
Free cash flow*	**$ 891**	**$ (349)**	**$ (100)**	**$ 542**	**$ (2,346)**
Net (repayments) proceeds of device financings and sales of future lease receivables	(184)	815	-	631	-
Adjusted free cash flow*	**$ 707**	**$ 466**	**$ (100)**	**$ 1,173**	**$ (2,346)**

**Certain prior period amounts have been reclassified to conform to the current period presentation.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(Millions)

	9/30/16		3/31/16
ASSETS			
Current assets			
Cash and cash equivalents	$ 4,006	$	2,641
Short-term investments	1,650		-
Accounts and notes receivable, net	1,004		1,099
Device and accessory inventory	981		1,173
Prepaid expenses and other current assets	2,215		1,920
Total current assets	9,856		6,833
Property, plant and equipment, net	19,176		20,297
Goodwill	6,575		6,575
FCC licenses and other	40,541		40,073
Definite-lived intangible assets, net	3,861		4,469
Other assets	819		728
Total assets	$ 80,828	$	78,975
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable	$ 2,649	$	2,899
Accrued expenses and other current liabilities	4,285		4,374
Current portion of long-term debt, financing and capital lease obligations	7,014		4,690
Total current liabilities	13,948		11,963
Long-term debt, financing and capital lease obligations	29,541		29,268
Deferred tax liabilities	14,120		13,959
Other liabilities	3,796		4,002
Total liabilities	61,405		59,192
Stockholders' equity			
Common stock	40		40
Treasury shares, at cost	-		(3)
Paid-in capital	27,637		27,563
Accumulated deficit	(7,822)		(7,378)
Accumulated other comprehensive loss	(432)		(439)
Total stockholders' equity	19,423		19,783
Total liabilities and stockholders' equity	$ 80,828	$	78,975

NET DEBT* (NON-GAAP) (Unaudited)

(Millions)

	9/30/16		3/31/16
Total debt	$ 36,555	$	33,958
Less: Cash and cash equivalents	(4,006)		(2,641)
Less: Short-term investments	(1,650)		-
Net debt*	$ 30,899	$	31,317

SCHEDULE OF DEBT (Unaudited)

(Millions)

ISSUER	MATURITY	9/30/16 PRINCIPAL
Sprint Corporation		
7.25% Senior notes due 2021	09/15/2021	$ 2,250
7.875% Senior notes due 2023	09/15/2023	4,250
7.125% Senior notes due 2024	06/15/2024	2,500
7.625% Senior notes due 2025	02/15/2025	1,500
Sprint Corporation		**10,500**
Sprint Communications, Inc.		
Export Development Canada Facility (Tranche 4)	12/15/2017	250
Export Development Canada Facility (Tranche 3)	12/17/2019	300
6% Senior notes due 2016	12/01/2016	2,000
9.125% Senior notes due 2017	03/01/2017	1,000
8.375% Senior notes due 2017	08/15/2017	1,300
9% Guaranteed notes due 2018	11/15/2018	3,000
7% Guaranteed notes due 2020	03/01/2020	1,000
7% Senior notes due 2020	08/15/2020	1,500
11.5% Senior notes due 2021	11/15/2021	1,000
9.25% Debentures due 2022	04/15/2022	200
6% Senior notes due 2022	11/15/2022	2,280
Sprint Communications, Inc.		**13,830**
Sprint Capital Corporation		
6.9% Senior notes due 2019	05/01/2019	1,729
6.875% Senior notes due 2028	11/15/2028	2,475
8.75% Senior notes due 2032	03/15/2032	2,000
Sprint Capital Corporation		**6,204**
Clearwire Communications LLC		
14.75% First-priority senior secured notes due 2016	12/01/2016	300
8.25% Exchangeable notes due 2040	12/01/2040	629
Clearwire Communications LLC		**929**
Secured equipment credit facilities	2017 - 2021	**618**
Financing obligations	2017 - 2021	**3,670**
Capital leases and other obligations	2016 - 2023	**471**
Total principal		**36,222**
Net premiums and debt financing costs		**333**
Total debt		**$ 36,555**



Debt Maturities as of September 30, 2016 *

*This table excludes (i) our unsecured revolving credit facility, which will expire in 2018 and has no outstanding balance, (ii) $309M in letters of credit outstanding under the revolving credit facility, (iii) our $2.5 billion unsecured credit facility, which will expire in 2017 and has no outstanding balance, (iv) outstanding financing obligations of approximately $3.7 billion, (v) $471 million of capital leases and other obligations, and (vi) net premiums and debt financing costs.

NOTES TO THE FINANCIAL INFORMATION (Unaudited)

(1) Sprint platform refers to the Sprint network that supports the wireless service we provide through our multiple brands.

(2) Postpaid and prepaid connections from transactions are defined as retail postpaid and prepaid connections acquired from Clearwire in July 2013 who had not deactivated or been recaptured on the Sprint platform.

(3) As more of our customers elect to lease a device rather than purchasing one under our subsidized program, there is a significant positive impact to EBITDA* and Adjusted EBITDA* from direct channel sales primarily due to the fact the cost of the device is not recorded as cost of products but rather is depreciated over the customer lease term. Under our device leasing program for the direct channel, devices are transferred from inventory to property and equipment and the cost of the leased device is recognized as depreciation expense over the customer lease term to an estimated residual value. The customer payments are recognized as revenue over the term of the lease. Under our subsidized program, the cash received from the customer for the device is recognized as equipment revenue at the point of sale and the cost of the device is recognized as cost of products. During the three and six-month periods ended September 30, 2016, we leased devices through our Sprint direct channels totaling approximately $645 million and $1,186 million, respectively, which would have increased cost of products and reduced EBITDA* if they had been purchased under our subsidized program. Also, during the three and six-month periods ended September 30, 2016, the equipment revenue derived from customers electing to finance their devices through device leasing or installment billing programs in our direct channel was 68%.

The impact to EBITDA* and Adjusted EBITDA* resulting from the sale of devices under our installment billing program is generally neutral except for the impact from the time value of money element related to the imputed interest on the installment receivable.

(4) During the second quarter of fiscal year 2016 the company recorded a pre-tax non-cash gain of $354 million related to spectrum swaps with other carriers. During the second quarter of fiscal year 2015, the company recorded losses on dispositions of assets primarily related to network development costs that are no longer relevant as a result of changes in the company's network plans.

(5) Severance and exit costs consist of lease exit costs primarily associated with tower and cell sites, access exit costs related to payments that will continue to be made under the company's backhaul access contracts for which the company will no longer be receiving any economic benefit, and severance costs associated with reduction in its work force.

(6) Contract terminations primarily relate to the termination of our pre-existing wholesale arrangement with Ntelos Holding Corp.

(7) Litigation and other contingencies consist of unfavorable developments associated with legal as well as federal and state matters such as sales, use or property taxes.

(8) As a result of the U.S. Cellular asset acquisition, we recorded a liability related to network shut-down costs, which primarily consisted of lease exit costs, for which we agreed to reimburse U.S. Cellular. During the third quarter of fiscal year 2014, we identified favorable trends in actual costs and, as a result, reduced the liability resulting in a gain of approximately $41 million. During the first quarter of fiscal year 2015, we revised our estimate and, as a result, reduced the liability resulting in approximately $20 million of income.

*FINANCIAL MEASURES

Sprint provides financial measures determined in accordance with GAAP and adjusted GAAP (non-GAAP). The non-GAAP financial measures reflect industry conventions, or standard measures of liquidity, profitability or performance commonly used by the investment community for comparability purposes. These measurements should be considered in addition to, but not as a substitute for, financial information prepared in accordance with GAAP. We have defined below each of the non-GAAP measures we use, but these measures may not be synonymous to similar measurement terms used by other companies.

Sprint provides reconciliations of these non-GAAP measures in its financial reporting. Because Sprint does not predict special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, Sprint does not provide reconciliations to GAAP of its forward-looking financial measures.

The measures used in this release include the following:

EBITDA is operating income/(loss) before depreciation and amortization. **Adjusted EBITDA** is **EBITDA** excluding severance, exit costs, and other special items. **Adjusted EBITDA Margin** represents Adjusted EBITDA divided by non-equipment net operating revenues for Wireless and Adjusted EBITDA divided by net operating revenues for Wireline. We believe that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors because they are an indicator of the strength and performance of our ongoing business operations. While depreciation and amortization are considered operating costs under GAAP, these expenses primarily represent non-cash current period costs associated with the use of long-lived tangible and definite-lived intangible assets. Adjusted EBITDA and Adjusted EBITDA Margin are calculations commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry.

Sprint Platform Postpaid ABPA is average billings per account and calculated by dividing postpaid service revenue earned from postpaid customers plus installment plan billings and lease revenue by the sum of the monthly average number of postpaid accounts during the period. We believe that ABPA provides useful information to investors, analysts and our management to evaluate average Sprint platform postpaid customer billings per account as it approximates the expected cash collections, including installment plan billings and lease revenue, per postpaid account each month.

Sprint Platform Postpaid Phone ABPU is average billings per postpaid phone user and calculated by dividing service revenue earned from postpaid phone customers plus installment plan billings and lease revenue by the sum of the monthly average number of postpaid phone connections during the period. We believe that ABPU provides useful information to investors, analysts and our management to evaluate average Sprint platform postpaid phone customer billings as it approximates the expected cash collections, including installment plan billings and lease revenue, per postpaid phone user each month.

Free Cash Flow is the cash provided by operating activities less the cash used in investing activities other than short-term investments, including changes in restricted cash, if any, and excluding the sale-leaseback of devices. **Adjusted Free Cash Flow** is **Free Cash Flow** plus the proceeds from device financings and sales of future lease receivables, net of repayments. We believe that Free Cash Flow and Adjusted Free Cash Flow provide useful information to investors, analysts and our management about the cash generated by our core operations and net proceeds obtained to fund certain leased devices, respectively, after interest and dividends, if any, and our ability to fund scheduled debt maturities and other financing activities, including discretionary refinancing and retirement of debt and purchase or sale of investments.

Net Debt is consolidated debt, including current maturities, less cash and cash equivalents, short-term investments and, if any, restricted cash. We believe that Net Debt provides useful information to investors, analysts and credit rating agencies about the capacity of the company to reduce the debt load and improve its capital structure.

SAFE HARBOR

This release includes "forward-looking statements" within the meaning of the securities laws. The words "may," "could," "should," "estimate," "project," "forecast," "intend," "expect," "anticipate," "believe," "target," "plan", "outlook," "providing guidance," and similar expressions are intended to identify information that is not historical in nature. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to our network, connections growth, and liquidity; and statements expressing general views about future operating results — are forward-looking statements. Forward-looking statements are estimates and projections reflecting management's judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. With respect to these forward-looking statements, management has made assumptions regarding, among other things, the development and deployment of new technologies and services; efficiencies and cost savings of new technologies and services; customer and network usage; connection growth and retention; service, speed, coverage and quality; availability of devices; availability of various financings, including any leasing transactions; the timing of various events and the economic environment. Sprint believes these forward-looking statements are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date when made. Sprint undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our company's historical experience and our present expectations or projections. Factors that might cause such differences include, but are not limited to, those discussed in Sprint Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2016. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

About Sprint:

Sprint (NYSE: S) is a communications services company that creates more and better ways to connect its customers to the things they care about most. Sprint served 60.2 million connections as of Sept. 30, 2016 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; leading no-contract brands including Virgin Mobile USA, Boost Mobile, and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Sprint has been named to the Dow Jones Sustainability Index (DJSI) North America for the past five years. You can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.